MONTHLY REPORT - JANUARY, 2007
                               Global Macro Trust
               The net asset value of a unit as of January 31, 2007
                 was $1,058.04, up  1.7% from $ 1,040.10 per unit
                            as of December 31, 2006.

                                     Managing           Unit
                                       Owner           Holders          Total
Net Asset Value (467,092.069      $   5,290,389     480,533,870     485,824,259
   units) at December 31, 2006
Reemption of .865 units on                   (0)           (900)           (900)
   January 1, 2007
Addition of 4,267.078 units on                0       4,438,200       4,438,200
   January 1, 2007
Redemption of 8,131.388 units on             (0)     (8,603,334)     (8,603,334)
   January 31, 2007
Net Income (Loss) - January, 2007       124,856       8,433,363       8,558,219
                                    -----------  --------------  --------------
Net Asset Value at January 31,    $   5,415,245     484,801,199     490,216,444
2007
                                    ===========  ==============  ==============
Net Asset Value per Unit at
January 31, 2007 (463,327.034
units inclusive of 100.140
additional units.)                               $     1,058.04


                        STATEMENT OF INCOME AND EXPENSE
                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts      $ 8,293,545       8,293,545

      Change in unrealized gain (loss) on open        1,624,174       1,624,174
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0               0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                           (64,526)        (64,526)


   Interest income                                    2,006,165       2,006,165

   Foreign exchange gain (loss) on margin               (96,778)        (96,778)
      deposits

Total: Income                                        11,762,580      11,762,580

Expenses:
   Brokerage commissions                              2,806,247       2,806,247

   20.0% New Trading Profit Share                       257,735         257,735

   Custody Fees                                               0               0

   Administrative expense                               140,379         140,379


Total: Expenses                                       3,204,361       3,204,361

Net Income (Loss) - January, 2007                   $ 8,558,219       8,558,219

* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                     To the best of my knowledge and belief,
                                     the information contained herein is
                                     accurate and correct.

                                         /s/ Harvey Beker
                                         Harvey Beker, President
                                         Millburn Ridgefield Corporation
                                         Managing Owner
                                         Global Macro Trust



                             Millburn Ridgefield Corporation
                                 411 West Putnam Avenue
                              Greenwich, Connecticut 06830
                                      203-625-7554


                                    February 12, 2007



Dear Investor:

Global Macro Trust ("GMT") was up 1.72% for January, 2007.

Interest rate and stock index futures trading were the most profitable portfolio sectors. A small profit from energy trading was approximately offset by a small loss from currencies. Metals and agricultural commodities were flat.

A surprise interest rate hike by the Bank of England generated solid profits on short positions in British 10-year bonds and short-term sterling rates. Also profitable were short positions in Australian and German notes and bonds and Swiss, German and U.S. short-term interest rate futures. Long positions in Canadian bonds and short-term notes were unprofitable.

In the currency markets, losses on trading versus the dollar narrowly outweighed gains on non-dollar crosses. The dollar generally strengthened as stronger economic reports reduced expectations that the Fed would cut rates soon. Short dollar positions versus the euro and the currencies of New Zealand, Australia, Korea, Switzerland, Czech Republic, Hungary, Poland and Sweden were unprofitable. Long dollar positions versus the Canadian dollar and yen and short dollar positions against the Brazilian real, Indian rupee and Turkish lire were profitable. In the crosses, long positions in the Australian dollar and British pound versus the Swiss franc and a long position in the Turkish lire versus the euro were profitable. Long positions in the Swiss franc versus the Canadian dollar and Hungarian forint versus the euro generated small losses.

International stock markets had a good month and profits were generated on long positions in U.S., Australian, European, Canadian and Japanese indices. There was a substantial correction in mainland Chinese stocks and losses were sustained on long positions in Chinese and Taiwan indices.

Metal prices were mixed in January. Long positions in gold, silver and nickel and a short position in copper were profitable. A long position in zinc was unprofitable.

In the energy sector, price volatility was high. Short positions in WTI and Brent crude oil and gasoline were profitable, outweighing losses on short natural gas positions where prices rebounded as cold weather finally arrived in the U.S.

In the agricultural commodity sector, profits on long positions in soybeans, corn and soybean meal and on short positions in sugar and cotton were approximately offset by losses on long positions in wheat and coffee.


                                      Very truly yours,


                                      Millburn Ridgefield Corporation
                                        Harvey Beker, co-Chairman
                                        George E. Crapple, co-Chairman